Exhibit 99.30

Enthusiast Gaming’s Second Virtual “Pocket Gamer Connects” Attracts 1,300 Attendees and Elite Sponsors

•	Platinum and Diamond sponsors include: Facebook Gaming, Microsoft, Agora.io, Unity and Appsflyer

•	Over 200 speakers including executives from largest industry players

•	Innovative pivot from in-person events to digital events compliments future growth of global PG Connects series

TORONTO, June 09, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce that its second installment of the Pocket Gamer Connects Digital (“PGC Digital”) event is in session this week at www.pgconnects.com/digital. PGC Digital is the reimagined digital version of the highly successful Pocket Gamer Connects (“PG Connects”) B2B mobile gaming event series with live (and now digital) events, conferences and networking opportunities taking place throughout the year and across the globe.

With 1,300 registered attendees from 67 countries, PGC Digital #2 has attracted some of the leading industry brand sponsors including: Facebook Gaming, Microsoft, Agora.io, Unity and AppsFlyer. The event hosts several themed tracks across the four-day period and provides attendees with expertise and insights from 200 speakers (double the number of PGC Digital #1 in April 2020). These speakers include executives from industry leaders such as: Activision, SEGA, Tencent, BITKRAFT, King, Rovio, Square Enix and The Pokemon Company. Ticket packages range from £60-£420 for the four-day event.

Eric Bernofsky, COO of Enthusiast Gaming, will be speaking on the Esports and Influencers track on Wednesday, June 10, 2020 at 10:00am EDT. The speaker sessions continue a long tradition for PG Connects and are a key reason the series has the reputation of being the leading networking event for the global mobile games industry. Social distancing restrictions have not stopped PGC Digital #2 from providing the mobile games industry with compelling content and connection.

Eric Bernofsky, COO of Enthusiast Gaming commented, “We are very happy with the progress made in a few months since we launched the first digital version of PG Connects. The second event in this series is tracking ahead of expectations and we are already planning how to bring more events (both digital and live – when safe to do so) to the global mobile games community.” He continued, “The success of PG Connects in recent years has allowed us to attract some of the largest name sponsors, like Facebook and Microsoft, and some of the top executive speakers from SEGA, Tencent, King, Rovio, and Pokemon. The calibre of these partnerships continues to validate the strength of the PG Connects series and the importance of Enthusiast Gaming’s growing mobile gaming community. Congratulations to the team on being able to successfully execute on another great event!”

For more information or to register for PGC Digital visit https://www.pgconnects.com/digital/

PG Connects is an international series of B2B events for the mobile games industry. With recent live events in London, Hong Kong, Seattle, Helsinki and the Middle East, PG Connects is now online.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Entertainment owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

INVESTOR RELATIONS CONTACT:

Julia Becker
Head, Investor Relations & Marketing
(604) 785-0850
jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.